Filed pursuant to Rule 424(b)(3)
Registration No. 333-183481

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 23, 2014

PRELIMINARY    PROSPECTUS    SUPPLEMENT

(To the Prospectus dated September 11, 2012)

3,000,000 Common Units

Martin Midstream Partners L.P.

Representing Limited Partner Interests

We are selling 3,000,000 common units representing limited partner interests in Martin Midstream Partners L.P. Our common units are listed on the Nasdaq Global Select Market under the symbol “MMLP.” The last reported sale price of our common units on the Nasdaq Global Select Market on September 22, 2014 was $39.48 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement and on page 5 of the accompanying prospectus.

	Per Common Unit	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Martin Midstream Partners L.P.	$	$

The underwriters expect to deliver the common units on or about                     , 2014.

The underwriters may also purchase up to an additional 450,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

BofA MERRILL LYNCH RBC CAPITAL MARKETS WELLS FARGO SECURITIES
DEUTSCHE BANK SECURITIES GOLDMAN, SACHS & CO. MORGAN STANLEY
RAYMOND JAMES

Prospectus supplement dated                     , 2014

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement controls. Before you invest in our common units, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any “free writing prospectus” that we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy our common units in any jurisdiction where such offer or any sale would be unlawful. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than the dates shown in these documents or any information that we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and the other information to which we refer for a more complete understanding of this offering. Please read the sections entitled “Risk Factors” on page S-13 of this prospectus supplement and page 5 of the accompanying prospectus for more information about important factors that you should consider before buying our common units in this offering. Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriters’ option to purchase additional common units is not exercised.

References in this prospectus supplement to “Martin Midstream Partners L.P.,” the “Partnership,” “we,” “our,” “us” or like terms refer to Martin Midstream Partners L.P. and its consolidated subsidiaries. References in this prospectus supplement to “Martin Resource Management” refer to Martin Resource Management Corporation and its consolidated subsidiaries other than our general partner.

Martin Midstream Partners L.P.

Overview

We are a publicly traded limited partnership with a diverse set of operations focused primarily in the United States Gulf Coast region. Our four primary business lines include:

•	Terminalling and storage services for petroleum products and by-products including the refining, blending and packaging of finished lubricants;

•	Natural gas liquids distribution services and natural gas storage;

•	Sulfur and sulfur-based products gathering, processing, marketing, manufacturing and distribution; and

•	Marine transportation services for petroleum products and by-products.

The petroleum products and by-products we collect, transport, store and market are produced primarily by major and independent oil and gas companies who often turn to third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of these products. We operate primarily in the United States Gulf Coast region. This region is a major hub for petroleum refining, natural gas gathering and processing, and support services for the exploration and production industry.

Recent Developments

Cardinal Acquisition

On August 29, 2014, Redbird Gas Storage LLC (“Redbird”), a wholly owned subsidiary of Martin Operating Partnership L.P. (the “Operating Partnership”), completed the previously announced purchase of all of the outstanding Category A membership interests of Cardinal Gas Storage Partners LLC (“Cardinal”) (the “Transaction”) from Energy Capital Partners I, LP, Energy Capital Partners I-A, LP, Energy Capital Partners I-B

IP, LP and Energy Capital Partners I (Cardinal IP), LP (together, “ECP”) for cash of approximately $120.0 million, subject to certain post-closing adjustments. As a result of the Transaction, Redbird owns 100% of the Category A membership interests in Cardinal. The Transaction was funded with borrowings under the Partnership’s revolving credit facility. At closing, the Partnership retired $265.3 million in net debt related to project level financings currently in place at Cardinal.

As a result of this Transaction and the application of purchase accounting at the date of the Transaction, the Partnership currently expects to record a non-recurring, non-cash charge of approximately $30.4 million to its income statement reflecting the reduction in the Partnership’s carrying value of its investment in Cardinal in the third quarter.

Cardinal focuses on the development, construction, operation, and management of natural gas storage facilities. Cardinal has four natural gas storage facilities in operation:

Facility	Location	Storage Type	Working Gas Capacity (bcf)
Arcadia Gas Storage	Bienville Parish, LA	Salt Dome	17.5
Cadeville Gas Storage	Ouachita Parish, LA	Depleted Reservoir	17.0
Perryville Gas Storage	Franklin Parish, LA	Salt Dome	8.5
Monroe Gas Storage	Monroe County, MS	Depleted Reservoir	7.0

Total			50.0

These facilities provide producers, end users, local distribution companies, pipelines and energy marketers with high-deliverability storage services and hub services.

MPS Investment

On August 29, 2014, the Partnership executed an Amended and Restated Common Unit Purchase Agreement, effective August 11, 2014 (the “Unit Purchase Agreement”), with Martin Product Sales LLC (“MPS”), a wholly owned subsidiary of Martin Resource Management Corporation (“Martin Resource Management”), pursuant to which MPS invested $45.0 million in cash in the Partnership in exchange for 1,171,265 common units (the “Investment”). In connection with the Investment, the Partnership’s general partner, Martin Midstream GP LLC (the “General Partner”), contributed capital to the Partnership of $0.9 million in order to maintain its 2% general partner interest in the Partnership. The pricing of $38.42 per common unit was based on the 10-day weighted average price of the Partnership’s common units for the ten trading days ending August 8, 2014.

Martin Resource Management indirectly owns approximately 19.6% of the Partnership’s outstanding common units, and it controls the General Partner by virtue of its 51.0% voting interest in MMGP Holdings, LLC (“MMGP Holdings”), the sole member of the General Partner. Certain affiliated investment funds managed by Alinda Capital Partners own 49.0% of the voting interest (50.0% of the economic interest) of MMGP Holdings. The General Partner owns a 2.0% general partnership interest in the Partnership and all of the Partnership’s incentive distribution rights. As MPS is a wholly-owned subsidiary of Martin Resource Management, certain individuals, including officers and directors of Martin Resource Management, serve as officers and/or directors of the General Partner and of MPS.

Business Strategy

The key components of our business strategy are to:

•	Pursue Organic Growth Projects. We continually evaluate economically attractive organic expansion opportunities in new or existing areas of operation that will allow us to leverage our existing market position and increase the distributable cash flow from our existing assets through improved utilization and efficiency.

•	Pursue Internal Organic Growth by Attracting New Customers and Expanding Services Provided to Existing Customers. We seek to identify and pursue opportunities to expand our customer base across all of our business segments. We generally begin a relationship with a customer by transporting, storing or marketing a limited range of products and services. We believe expanding our customer base and our service and product offerings to existing customers is an efficient and cost effective method of achieving organic growth in revenues and cash flow. We believe significant opportunities exist to expand our customer base and provide additional services and products to existing customers.

•	Pursue Strategic Acquisitions. We continually monitor the marketplace to identify and pursue accretive acquisitions that expand the services and products we offer or that expand our geographic presence. After acquiring other businesses, we will attempt to utilize our industry knowledge, network of customers and suppliers and strategic asset base to operate the acquired businesses more efficiently and competitively, thereby increasing revenues and cash flow. We believe that our diversified base of operations provides multiple platforms for strategic growth through acquisitions.

•	Pursue Strategic Commercial Alliances. Many of our larger customers, which include major integrated energy companies, have established strategic alliances with midstream service providers such as us to address logistical and transportation problems or achieve operational synergies. We intend to pursue strategic commercial alliances with such customers in the future.

Competitive Strengths

We believe we are well positioned to execute our business strategy because of the following competitive strengths:

•	Fee Based Contracts. We generate a majority of our cash flow from fee-based contracts with our customers. In addition, a significant portion of these fee-based contracts consist of reservation charges or minimum fee arrangements, which reduce the volatility of a portion of our cash flows due to volume fluctuations.

•	Asset Base and Integrated Distribution Network. We operate a diversified asset base that enables us to offer our customers an integrated distribution network consisting of transportation, terminalling and storage and midstream logistical services while minimizing our dependence on the availability and pricing of services provided by third parties. Our integrated distribution network enables us to provide customers with a complementary portfolio of transportation, terminalling, distribution and other midstream services for petroleum products and by-products.

•	Strategically Located Assets. We are one of the largest operators of marine service shore-based terminals in the United States Gulf Coast region providing broad geographic coverage and distribution capability of our products and services to our customers. Our natural gas storage and natural gas liquids distribution and storage assets are located in areas highly desirable for our customers. Finally, many of our sulfur services assets are strategically located to source sulfur from the largest refinery sources in the United States.

•

Specialized Transportation Equipment and Storage Facilities. We have the assets and expertise to handle and transport certain petroleum products and by-products with unique requirements for transportation and storage. For example, we own facilities and resources to transport a variety of specialty products, including ammonia, molten sulfur and asphalt. Some of these specialty products require treatment across a wide range of temperatures ranging between approximately -30 to +400 degrees Fahrenheit to remain in liquid form, which our facilities are designed to accommodate. We believe these capabilities help us enhance relationships with our customers by offering them services to handle their unique product requirements.

•	Strong Industry Reputation and Established Relationships with Suppliers and Customers. We believe we have established a reputation in our industry as a reliable and cost-effective supplier of services to our customers and have a track record of safe, efficient operation of our facilities. Our management has also established long-term relationships with many of our suppliers and customers. We believe we benefit from our management’s reputation and track record and from these long-term relationships.

•	Experienced Management Team and Operational Expertise. Members of our executive management team and the heads of our principal business lines have a significant amount of experience in the industries in which we operate. Our management team has a successful track record of creating internal growth and completing acquisitions. We believe our management team’s experience and familiarity with our industry and businesses are important assets that assist us in implementing our business strategies.

Our Relationship with Martin Resource Management

We were formed in 2002 by Martin Resource Management, a privately held company whose initial predecessor was incorporated in 1951 as a supplier of products and services to drilling rig contractors. Since then, Martin Resource Management has expanded its operations through acquisitions and internal expansion initiatives as its management identified and capitalized on the needs of producers and purchasers of petroleum products and by-products and other bulk liquids. Martin Resource Management is an important supplier and customer of ours. Following this offering, Martin Resource Management will own an approximate 18.0% limited partnership interest in us. Furthermore, it controls our general partner, by virtue of its 51% voting interest in MMGP Holdings. Certain affiliated investment funds managed by Alinda Capital Partners own 49% of the voting interest (50% of the economic interest) of MMGP Holdings. Our general partner owns a 2.0% general partner interest in us and owns all of our incentive distribution rights. Martin Resource Management directs our business and operations through its ownership interests in and control of our general partner.

Our Executive Offices

Our principal executive offices are located at 4200 Stone Road, Kilgore, Texas 75662, our phone number is (903) 983-6200, and our website is http://www.martinmidstream.com. Information contained on our website is not incorporated by reference into this prospectus supplement, and you should not consider information contained on our website as part of this prospectus supplement.

Our Ownership and Organizational Structure

The diagram below depicts our organizational structure after giving effect to this offering (excluding any exercise of the underwriters’ option to purchase additional common units) and the use of proceeds contemplated hereby:

Ownership of Martin Midstream Partners L.P.

Public Common Units	80.4%
Martin Resource Management’s Common Units	17.6%
General Partner Interest	2.0%

Total	100.0%

The Offering

Common Units Offered by Us	3,000,000 common units, or 3,450,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units Outstanding Before this Offering	31,899,699 common units, representing a 98% limited partner interest in us.

Units Outstanding After this Offering	34,899,699 common units, representing a 98% limited partner interest in us, or 35,349,699 common units if the underwriters exercise their option to purchase additional common units in full.

Use of Proceeds	We will use the net proceeds from this offering (including any net proceeds from the exercise of the underwriters’ option to purchase additional common units), including our general partner’s proportionate capital contribution and after deducting underwriting discounts and estimated offering expenses, to repay a portion of the outstanding indebtedness incurred under our revolving credit facility, and for general partnership purposes. Please read “Use of Proceeds.”

Cash Distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement.

On July 24, 2014, we declared a quarterly cash distribution attributable to the quarter ended June 30, 2014 of $0.7925 per common unit, or $3.17 per common unit on an annualized basis, which was paid on August 14, 2014 to unitholders of record as of August 7, 2014.

Limited Voting Rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its officers or directors. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including units owned by our general partner and its affiliates, voting together as a single class. Following this offering (excluding any exercise of the underwriters’ option to purchase additional common units), Martin Resource Management will own an approximate 18.0% limited partnership interest in us. Therefore, it is unlikely that our general partner would be removed involuntarily without the consent of one or more affiliates of our general partner.

Conflicts of Interest	As described in “Use of Proceeds,” some of the net proceeds of this offering will be used to repay outstanding indebtedness incurred under our revolving credit facility. Because affiliates of certain of the underwriters are lenders under our revolving credit facility, certain of the underwriters or their affiliates may receive more than 5% of the proceeds of this offering (not including underwriting discounts and commissions). Nonetheless, in accordance with the Financial Industry Regulatory Authority, or FINRA, Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the common units offered hereby are interests in a direct participation program. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Material U.S. Federal Income Tax Considerations	For a discussion of other material U.S. federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Considerations” in this prospectus supplement and the accompanying prospectus.

Agreement to be Bound by the Partnership Agreement	By purchasing a common unit, you will be bound by all of the terms of our partnership agreement. Please read “The Partnership Agreement” in the accompanying prospectus for more information.

Risk Factors	You should consider carefully the information set forth in the section of this prospectus supplement and the accompanying prospectus entitled “Risk Factors” as well as the other information included or incorporated by reference in this prospectus supplement before deciding whether to invest in our common units.

Exchange Listing	Our common units are listed on the Nasdaq Global Select Market under the symbol “MMLP.”

Proforma Financial Statements

MARTIN MIDSTREAM PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED AND CONDENSED FINANCIAL INFORMATION

INTRODUCTION

The following unaudited pro forma financial statements have been derived from the historical consolidated financial statements of the Partnership and the historical consolidated financial statements of Atlas Pipeline NGL Holdings, LLC and Atlas Pipeline NGL Holdings II, LLC (collectively, “Holdings”) and Cardinal. The pro forma financial statements should be read in conjunction with the accompanying notes to the pro forma financial statements and with the historical financial statements and related notes for the Partnership, Holdings and Cardinal filed with the Securities and Exchange Commission.

The pro forma financial statements give pro forma effect to the Transaction and the acquisition of Holdings. The pro forma balance sheet assumes the Transaction, the acquisition of Holdings and the related borrowings under our credit facility occurred on June 30, 2014. The pro forma statements of operations assume the Transaction, the acquisition of Holdings and the related borrowings under our credit facility occurred on January 1, 2013.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the acquisition as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The pro forma financial statements may not be indicative of the results that actually would have occurred if we had completed the acquisition and the offering on the dates indicated. In addition, the pro forma financial statements are not necessarily indicative of the results of our future operations.

MARTIN MIDSTREAM PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED AND CONDENSED BALANCE SHEET

As of June 30, 2014

(In thousands)

	MMLP Historical	Cardinal	Pro Forma Adjustments		Pro Forma Consolidated
Assets
Cash	$2,704	$4,373	$120,000	(a)	$7,077
			(120,000	)(b)
Restricted cash	—	13,450	(13,450	)(c)	—
Accounts and other receivables, net	145,418	3,085	—		148,503
Product exchange receivables	4,164	—	—		4,164
Inventories	113,346	—	—		113,346
Due from affiliates	21,915	—	—		21,915
Other current assets	11,173	3,707	—		14,880

Total current assets	298,720	24,615	(13,450)		309,885

Property, plant and equipment, at cost	970,170	665,824	(286,718	)(b)	1,349,276
Accumulated depreciation	(329,772)	(52,285)	52,285	(b)	(329,772)

Property, plant and equipment, net	640,398	613,539	(234,433)		1,019,504

Goodwill	23,802	—	—		23,802
Investment in unconsolidated entities	266,445	—	(116,263	)(b)	150,182
Debt issuance costs, net	14,191	7,052	(7,052	)(b)	14,191
Intangible assets, net	—	942	94,974	(b)	95,916
Fair value of derivatives	547	—	—		547
Other assets, net	6,653	275	—		6,928

	$1,250,756	$646,423	$(276,224)		$1,620,955

Liabilities and Partners’ Capital
Current portion of long-term debt	$—	$12,420	$(12,420	)(c)	$—
Trade and other accounts payable	121,578	8,141	—		129,719
Product exchange payables	22,078	—	—		22,078
Due to affiliates	6,555	—	—		6,555
Income taxes payable	818	—	—		818
Other accrued liabilities	18,806	—	—		18,806

Total current liabilities	169,835	20,561	(12,420)		177,976

Long-term debt, less current installments	692,168	271,416	120,000	(a)	1,082,554
			270,386	(c)
			(271,416	)(c)
Other long-term obligations	2,020	935	—		2,955

Total liabilities	864,023	292,912	106,550		1,263,485

Commitments and contingencies
Partners’ capital	386,733	353,511	(29,263	)(b)	357,470
			(353,511	)(b)

	$1,250,756	$646,423	$(276,224)		$1,620,955

See accompanying notes to the unaudited pro forma financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED AND CONDENSED STATEMENT OF OPERATIONS

Year Ended December 31, 2013

(In thousands, except per unit amounts)

	MMLP Historical	Holdings	Cardinal	Pro Forma Adjustments		Pro Forma Consolidated
Revenues:
Terminalling and storage	$115,965	$—	$—	$—		$115,965
Marine transportation	98,523	—	—	—		98,523
Natural gas services	—	—	52,762	—		52,762
Sulfur services	12,004	—	—	—		12,004
Product sales:
Natural gas services	984,653	—	—	—		984,653
Sulfur services	201,120	—	—	—		201,120
Terminalling and storage	221,245	—	—	—		221,245

	1,407,018	—	—	—		1,407,018

Total revenues	1,633,510	—	52,762	—		1,686,272

Costs and expenses:
Cost of products sold: (excluding depreciation and amortization)
Natural gas services	944,961	—	—	—		944,961
Sulfur services	157,723	—	—	—		157,723
Terminalling and storage	195,640	—	—	—		195,640

	1,298,324	—	—	—		1,298,324
Expenses:
Operating expenses	172,043	197	14,285	—		186,525
Selling, general and administrative	29,397	—	7,998	—		37,395
Impairment	—	—	129,384	—		129,384
Depreciation and amortization	52,240	—	18,752	29,192	(k)	100,184

Total costs and expenses	1,552,004	197	170,419	29,192		1,751,812
Other operating income	1,166	—	—	—		1,166

Operating income (loss)	82,672	(197)	(117,657)	(29,192)		(64,374)

Other income (expense):
Equity in earnings (loss) of unconsolidated entities	(53,048)	4,988	—	(80	)(d)	6,086
				54,226	(f)
Debt prepayment premium	(272)	—	—	—		(272)
Interest expense	(42,495)	(2)	(9,798)	(4,239	)(e)	(59,156)
				(3,485	)(h)
				863	(j)
Other, net	542	—	(828)	—		(286)

Total other income (expense)	(95,273)	4,986	(10,626)	47,285		(53,628)

Net income (loss) before taxes	(12,601)	4,789	(128,283)	18,093		(118,002)
Income tax expense	(753)	—	—	—		(753)

Net income (loss)	(13,354)	4,789	(128,283)	18,093		(118,755)
Less general partner’s interest in net (income) loss	267	—	—	—		267
Less pre-acquisition (income) loss allocated to Parent	—	—	—	—		—
Less loss allocable to unvested restricted units	40	—	—	—		40

Limited partner’s interest in net income (loss)	$(13,047)	$4,789	$(128,283)	$18,093		$(118,448)

Net loss per unit attributable to limited partners – basic	$(0.49)					$(4.46)

Weighted average limited partner units – basic	26,558					26,558

Net loss per unit attributable to limited partners – diluted	$(0.49)					$(4.46)

Weighted average limited partner units – diluted	26,558					26,558

See accompanying notes to the unaudited pro forma financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED AND CONDENSED STATEMENT OF OPERATIONS

Six Months Ended June 30, 2014

(In thousands, except per unit amounts)

	MMLP Historical	Holdings (i)	Cardinal	Pro Forma Adjustments		Pro Forma Consolidated
Revenues:
Terminalling and storage	$65,968	$—	$—	$—		$65,968
Marine transportation	45,563	—	—	—		45,563
Natural gas services	—	—	35,343			35,343
Sulfur services	6,075	—	—	—		6,075
Product sales:
Natural gas services	581,938	—	—	—		581,938
Sulfur services	110,713	—	—	—		110,713
Terminalling and storage	105,716	—	—	—		105,716

	798,367	—	—	—		798,367

Total revenues	915,973	—	35,343	—		951,316

Costs and expenses:
Cost of products sold: (excluding depreciation and amortization)
Natural gas services	559,320	—	—	—		559,320
Sulfur services	83,168	—	—	—		83,168
Terminalling and storage	94,835	—	—	—		94,835

	737,323	—	—	—		737,323

Expenses:
Operating expenses	92,152		15,624	—		107,776
Selling, general and administrative	17,351	—	2,382	—		19,733
Depreciation and amortization	28,586	—	9,093	15,972	(k)	53,651

Total costs and expenses	875,412	—	27,099	15,972		918,483
Other operating income (loss)	54	—	(2,615)	—		(2,561)

Operating income (loss)	40,615	—	5,629	(15,972)		30,272

Other income (expense):
Equity in earnings (loss) of unconsolidated entities	1,642	2,235	—	243	(g)	4,120
Interest expense	(22,892)		(6,121)	(2,118	)(e)	(31,999)
				(1,743	)(h)
				875	(j)

Debt prepayment premium	(7,767)	—	—	—		(7,767)
Other, net	(117)	—	(113)	—		(230)

Total other expense	(29,134)	2,235	(6,234)	(2,743)		(35,876)

Net income before taxes	11,481	2,235	(605)	(18,715)		(5,604)
Income tax expense	(654)	—	—	—		(654)

Net income	10,827	2,235	(605)	(18,715)		(6,258)

Less general partner’s interest in net income	(217)	—	—	—		(217)
Less income allocable to unvested restricted units	(29)	—	—	—		(29)

Limited partners’ interest in net income	$10,581	$2,235	$(605)	$(18,715)		$(6,504)

Net income per unit attributable to limited partners – basic	$0.38					$(0.23)

Weighted average limited partner units – basic	27,757					27,757

Net income per unit attributable to limited partners – diluted	$0.38					$(0.23)

Weighted average limited partner units – diluted	27,791					27,757

See accompanying notes to the unaudited pro forma financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

NOTES TO UNAUDITED CONSOLIDATED AND CONDENSED PRO FORMA FINANCIAL STATEMENTS

(a)	Reflects $120.0 million in borrowings under the Partnership’s revolving credit facility to finance the Transaction.

(b)	Reflects the allocation of the $120.0 million payment for the purchase of the approximate 58% Category A membership interest in Cardinal not previously owned. Based on the Transaction purchase price of $120.0 million, this represents fair value on a 100% basis of $207.0 million, resulting in a fair value of $87.0 million for the Partnership’s existing approximate 42% interest in Cardinal. Based on the application of purchase accounting at the date of the acquisition, this resulted in a $29.3 million reduction in the Partnership’s carrying value of its investment in Cardinal. The carrying value of Cardinal’s net assets at June 30, 2014 was $353.5 million. The following preliminary purchase price allocation was based on management estimates. The final allocation will be completed by December 31, 2014 based on a third party valuation.

(In thousands)
Current assets	$24,615
Property, plant and equipment	379,106
Other assets, including intangibles	96,191
Current liabilities	(20,561)
Long-term liabilities	(272,351)

Total	$207,000

(c)	Reflects Partnership borrowings and Cardinal restricted cash utilized to repay all Cardinal debt.

(d)	Reflects the adjustment of the incremental amount of amortization of the carrying value of the Partnership’s equity interest in West Texas LPG Pipeline L.P. in excess of Holding’s carrying value of the underlying net assets. Of the excess basis of $95.9 million, $48.0 million will be amortized over approximately 35 years. The annual amount of excess amortization will decrease by $80 thousand compared to historical amounts recorded.

(e)	Reflects the additional interest expense resulting from the $134.4 million in borrowings under the Partnership’s credit facility to finance the acquisition of Holdings. The interest rate used for the pro forma adjustment was 3.15%, which represents the Partnership’s weighted average rate on the facility at the time of the transaction. The interest rate can vary and an increase of 1/8% would increase interest expense and decrease income before income taxes by $0.2 million annually.

(f)	Reflects the elimination of the Partnership’s equity in loss of Cardinal for the year ended December 31, 2013.

(g)	Reflects the elimination of the Partnership’s equity in loss of Cardinal for the six months ended June 30, 2014.

(h)	Reflects the additional interest expense resulting from $120.0 million in borrowings under the Partnership’s credit facility to finance the Transaction. The interest rate for the pro forma adjustment was 2.90%, which represents the Partnership’s weighted average rate on the facility at the time of the Transaction. The interest rate can vary and an increase of 1/8% would increase interest expense and decrease income before taxes by $0.2 million annually.

(i)	Reflects the additional equity in earnings of Holdings for the period January 1, 2014 to May 14, 2014, the period prior to its acquisition by the Partnership.

(j)	Reflects the reduction in interest expense based on the difference between the borrowing rates for the Partnership and Cardinal.

(k)	Reflects the increase in depreciation and amortization expense due to (i) a decrease in depreciation resulting from the pro forma reduction in property, plant and equipment, depreciated on a straight-line basis over periods of 5 to 50 years and (ii) an increase in the amortization of above-market gas storage customer contracts with definitive lives amortized based upon the terms of the individual contracts. The weighted average life of these contracts, based upon contracted volumes, is 5.2 years.

RISK FACTORS

An investment in our common units involves risk. You should read carefully the following risk factors together with risk factors included under the caption “Risk Factors” beginning on page 5 of the accompanying prospectus as well as the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as amended by Amendment No. 1 on Form 10-K/A for the fiscal year ended December 31, 2013, together with all of the other information included or incorporated by reference in this prospectus supplement.

If any of the risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In this case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and unitholders could lose all or part of their investment.

Our level of exposure to the market value of natural gas storage services could adversely affect our revenues and cash available to make distributions.

As portions of our third-party natural gas storage contract portfolio come up for replacement or renewal, and capacity becomes available, adverse market conditions may prevent us from replacing or renewing the contracts on terms favorable to us. The market value of our storage capacity, realized through the value customers are willing to pay for contracts or optimization activities, could be adversely affected by a number of factors beyond our control, including:

•	prolonged reduced natural gas price volatility;

•	a material reduction in the difference between winter and summer prices on the natural gas futures market, sometimes referred to as the seasonal spread, due to real or perceived changes in supply and demand fundamentals;

•	a decrease in demand for natural gas storage in the markets we serve;

•	increased competition for storage in the markets we serve; and

•	interest rates which, when higher, increase the cost of carrying owned or customer inventory.

A prolonged downturn in the natural gas storage market due to the occurrence of any of the above factors could result in our inability to renegotiate or replace a number of our contracts upon their expiration. Values could be impacted by the same factors, and market conditions could deteriorate further before the opportunity to extract value with those strategies could be realized.

If third-party pipelines interconnected to our facilities become unavailable or more costly to transport natural gas, our business could be adversely affected.

We depend upon third-party pipelines that provide delivery options to and from our storage facilities for our benefit and the benefit of our customers. Because we do not own these pipelines, their continuing operation is not within our control. These pipelines may become unavailable for a number of reasons, including testing, maintenance, line repair, reduced operating pressure, lack of operating capacity or curtailments of receipt or deliveries due to insufficient capacity. In addition, these third-party pipelines may become unavailable to us and our customers because of the failure of the interconnects that transport natural gas between our facilities and the third-party pipelines. Because of the limited number of interconnects at our facilities, the failure of any interconnect could materially impact our ability or the ability of our customers to deliver natural gas into the third-party pipelines. If the costs to us or our customers to access and transport on these third-party pipelines significantly increase, our profitability could be reduced. If third-party pipelines become partially or completely unavailable, our ability to operate could be restricted, thereby reducing our profitability. A prolonged or permanent interruption at any key pipeline interconnect could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our members.

We may enter into commercial obligations that exceed the physical capabilities of our facilities.

We enter into contracts and proprietary optimization transactions based on our understanding of the injection, withdrawal and working gas storage capabilities of our facilities as well as the expected usage patterns of our customers. If our understanding of the capabilities of our facilities or our expectations of the usage by customers is inaccurate we may be obligated to customers to inject, withdraw or store natural gas in manners which our facilities are not physically able to satisfy. If we are unable to satisfy our obligations to our customers we may be liable for damages, the customers could have the right to terminate their contracts with us, and our reputation and customer relationships may be damaged.

USE OF PROCEEDS

We will receive net proceeds of approximately $                million from the sale of the 3,000,000 common units offered by this prospectus supplement, after deducting underwriting discounts and the estimated offering expenses. This amount includes a proportionate capital contribution from our general partner to maintain its 2% general partner interest in us. If the underwriters exercise their option to purchase additional common units in full, we will receive total net proceeds of approximately $                 million. We will use the net proceeds from this offering (including any proceeds from the exercise of the underwriters’ option to purchase additional common units) to repay a portion of the outstanding indebtedness incurred under our revolving credit facility, and for general partnership purposes.

Within the past year, we have used borrowings under our revolving credit facility to fund the Transaction and for general partnership purposes. Because affiliates of certain of the underwriters are lenders under our revolving credit facility, certain of the underwriters or their affiliates may receive more than 5% of the proceeds of this offering. Please see “Underwriting (Conflicts of Interest).” As of September 22, 2014, we had $640.0 million of outstanding indebtedness under our revolving credit facility at a weighted average interest rate of 2.91%.

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of June 30, 2014:

•	on an actual basis;

•	on a pro forma and as adjusted basis to give effect to: (a) the Transaction and related purchase accounting adjustment, (b) the sale of 89,252 common units after June 30, 2014 pursuant to our at-the-market program, (c) the issuance of 1,171,265 common units to MPS; and

•	on a pro forma and as further adjusted basis to give effect to: (a) the public offering of 3,000,000 common units offered hereby, (b) the increase in our general partner capital account of approximately $ million to allow it to maintain its 2% general partner interest and (c) the application of the net proceeds. Please read “Use of Proceeds.”

This table should be read in conjunction with our historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

	June 30, 2014 (In thousands)
	Actual	Pro Forma and as Adjusted		Pro Forma and as Further Adjusted
Cash and cash equivalents	$2,704	$7,077		$
Debt, including current maturities:
Revolving credit facility(1)	290,000	630,929
7.250% Senior Notes due 2021(2)	402,168	402,168

Total long-term debt	692,168	1,033,097
Partners’ capital
Common unitholders	377,673	367,103
General partner	9,060	9,442

Total partners’ capital	386,733	376,545	(3)

Total capitalization	$1,078,901	$1,409,642		$

(1)	As of September 22, 2014, borrowings under our revolving credit facility were $640.0 million.

(2)	Including unamortized premium of $2.2 million.

(3)	Based on the application of purchase accounting at the date of the Transaction, the Partnership reduced its carrying value of its investment in Cardinal by approximately $30.4 million, which will be reflected as a non-recurring, non-cash charge in the Partnership’s income statement for the third quarter.

This table does not reflect the issuance of up to 450,000 common units that may be sold to the underwriters upon exercise of their option to purchase additional common units, the proceeds of which will be used in the manner described under “Use of Proceeds.”

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed on the Nasdaq Global Select Market under the symbol “MMLP.” The last reported sales price of the common units on September 22, 2014 was $39.48. As of September 22, 2014, we had issued and outstanding 31,899,699 common units, which were beneficially held by approximately 24,375 unitholders. The following table sets forth the range of high and low sales prices of the common units based on the daily composite listing of stock transactions for the Nasdaq Global Select Market, as well as the amount of cash distributions paid per common unit for the periods indicated.

	Price Range		Cash Distributions Per Unit(1)
	High	Low
Year Ending December 31, 2014
Third Quarter (through September 22, 2014)	$41.64	$35.75		(2)
Second Quarter	$43.48	$39.22	$0.7925
First Quarter	$44.36	$40.28	$0.7875
Year Ending December 31, 2013
Fourth Quarter	$48.90	$40.31	$0.7850
Third Quarter	$48.60	$41.78	$0.7825
Second Quarter	$46.37	$37.09	$0.7800
First Quarter	$39.13	$31.50	$0.7750
Year Ending December 31, 2012
Fourth Quarter	$36.72	$30.03	$0.7700
Third Quarter	$35.65	$32.39	$0.7700
Second Quarter	$35.75	$29.46	$0.7625
First Quarter	$37.91	$32.77	$0.7625

(1)	Distributions are shown for the quarter with respect to which they were declared.

(2)	The distribution with respect to the quarter ending September 30, 2014 has not been declared or paid. We expect to declare and pay a cash distribution within 45 days following the end of the quarter.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material U.S. Federal Income Tax Considerations” in the accompanying base prospectus. Please also read Item 1A. “Risk Factors — Tax Risks” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as amended by Amendment No. 1 on Form 10-K/A for the fiscal year ended December 31, 2013 for a discussion of the tax risks related to purchasing and owning our common units. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains of individuals is 20%. However, these rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain, as well as any income or gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest U.S. federal income tax bracket applicable to an estate or trust begins.

Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modification to U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the qualifying income requirement to be treated as a partnership for U.S. federal income tax purposes.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specifically defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on payments of interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the U.S. (“FDAP Income”), or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the U.S. (“Gross Proceeds”) paid to a foreign financial institution (including foreign broker-dealers, clearing organizations, investment companies, hedge funds and certain other investment entities) or a non-financial foreign entity (as specifically defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations, Foreign Unitholders and Other Investors” on page 53 of the accompanying base prospectus), unitholders who are foreign financial institutions or certain other non-U.S. entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

State, Local Foreign and Other Tax Considerations

In addition to U.S. federal income taxes, you may be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently own property and do business in Alabama, Arizona, Arkansas, California, Florida, Georgia, Illinois, Kansas, Louisiana, Minnesota, Mississippi, Missouri, Nebraska, Pennsylvania, Tennessee, Texas and Utah. Please read “Material U.S. Income Tax Considerations”—State, Local, Foreign and Other Tax Considerations” on pages 56-57 of the accompanying base prospectus.

INVESTMENT IN US BY BENEFIT PLANS

An equity investment in us by a “benefit plan” may raise certain issues under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code. For a discussion of the considerations applicable to employee benefit plans when investing in our common units, please read “Investment in Us by Benefit Plans” beginning on page 58 of the accompanying base prospectus. Prospective investors that may be subject to any such laws should consult their professional advisors with regard to such laws.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Wells Fargo Securities, LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC, and Raymond James & Associates, Inc. are acting as joint book-running managers of the underwritten offering and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Raymond James & Associates, Inc.

Total	3,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the option to purchase additional common units described below) if they purchase any of the common units.

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 450,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discounts and Expenses

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $                 per common unit. If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. All compensation received by the underwriters in connection with this offering will not exceed eight percent of the gross offering proceeds.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise
Per Unit	$	$
Total	$	$

We estimate that our total expenses of this offering, excluding the underwriting discounts, will be approximately $0.4 million.

Lock-Up Agreements

Martin Resource Management, certain of its subsidiaries and all of the directors and executive officers of our general partner have entered into lock-up agreements with the underwriters. Under these agreements, each of the these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell, pledge or otherwise dispose of or hedge our common units or securities convertible into or exchangeable for our common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or publicly disclose the intention to do any of the foregoing. These restrictions will be in effect for a period of 45 days after the date of this prospectus supplement. The restrictions described in this paragraph do not apply to, among other things, the sale of units to the underwriters pursuant to the underwriting agreement, the sale of common units pursuant to our at-the-market program, grants of restricted common units or options to acquire restricted common units pursuant to our long term incentive plan or the issuance of common units pursuant to distribution reinvestments under a plan maintained by Martin Resource Management.

At any time and without public notice, the representatives may in their discretion, release all or some of the securities from these lock-up agreements.

Listing

Our common units are listed on the Nasdaq Global Select Market under the symbol “MMLP.”

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in the common units on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) during the period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the option. The underwriters may also make “naked” short sales of common units in excess of the option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to repay borrowings under our secured credit facility. Because affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Wells Fargo Securities, LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co., Morgan Stanley & Co. LLC and Raymond James & Associates, Inc. are lenders under our secured credit facility, certain of the underwriters or their affiliates may receive more than 5% of the proceeds of this offering (not including underwriting discounts and commissions). Nonetheless, in accordance with the Financial Industry Authority Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the common units offered hereby are interests in a direct participation program. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

Indemnification

We, our general partner, our operating subsidiaries and the general partner of our operating partnership have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

(a)	“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a relevant member state), other than Germany, an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in Germany

This prospectus supplement has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in Hong Kong

No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus supplement is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus supplement may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus supplement is only being distributed in the United Kingdom to, and is only directed at:

(i)	if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

LEGAL MATTERS

The validity of the common units offered by this prospectus supplement will be passed upon for us by Locke Lord LLP, Houston, Texas. Certain legal matters in connection with the common units offered by this prospectus supplement will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Martin Midstream Partners L.P. and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Waskom Gas Processing Company and subsidiaries as of and for the year ended December 31, 2011 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Atlas Pipeline NGL Holdings, LLC and Atlas Pipeline NGL Holdings, II LLC as of and for the year ended December 31, 2013 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Cardinal Gas Storage Partners LLC, incorporated in this Registration Statement by reference to the Annual Report on Form 10-K/A of Martin Midstream Partners L.P. and subsidiaries for the three year period ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy this information, for a copying fee, at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. We encourage you to call the SEC at 1-800-SEC-0330 for more information about its public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. Information about us is also available to the public from our website at http://www.martinmidstream.com. Information contained on our website is not incorporated by reference into this prospectus supplement and, you should not consider information contained on our website as part of this prospectus supplement.

This prospectus supplement is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

You may also obtain a copy of our filings with the SEC, at no cost, by telephoning or writing us at the following address:

Martin Midstream Partners L.P.

4200 Stone Road

Kilgore, Texas 75662

Attention: Joe McCreery

Telephone: (903) 983-6200

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement and the accompanying prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and the accompanying prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus supplement the documents listed below (excluding any portions thereof that are deemed to be furnished and not filed):

•	our annual report on Form 10-K for the year ended December 31, 2013 filed on March 3, 2014; as amended by Amendment No. 1 on Form 10-K/A for the year ended December 31, 2013 filed on March 28, 2014;

•	our quarterly report on Form 10-Q for the quarters ended March 31, 2014 filed on May 5, 2014 and June 30, 2014 filed on July 31, 2014;

•	our current reports on Form 8-K for Form 8-K/A (excluding any portions thereof that may be deemed to be furnished and not filed) filed on February 18, 2014, March 7, 2014, March 18, 2014, April 1, 2014, May 5, 2014, May 6, 2014, May 12, 2014, May 16, 2014, July 1, 2014, July 3, 2014, July 28, 2014, August 12, 2014, August 22, 2014, September 2, 2014, and September 23, 2014;

•	the description of our common units in our registration statement on Form 8-A (File No. 000-50056) filed pursuant to the Exchange Act on October 29, 2002; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and prior to the termination of this offering.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC through the SEC’s website at the address provided above or by contacting us using the address or telephone number provided above.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompany prospectus. If information in incorporated documents conflicts with information in this prospectus supplement or the accompanying prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.

PROSPECTUS

Martin Midstream Partners L.P.

Martin Midstream Finance Corp.

$750,000,000

COMMON UNITS

DEBT SECURITIES

6,593,267 COMMON UNITS

OFFERED BY THE SELLING UNITHOLDERS

The following securities may be offered in one or more offerings under this prospectus:

•	Common units representing limited partner interests in Martin Midstream Partners L.P.; and

•	Debt securities of Martin Midstream Partners L.P. and Martin Midstream Finance Corp.

Martin Midstream Finance Corp. may act as co-issuer of the debt securities, and certain direct or indirect subsidiaries of Martin Midstream Partners L.P. may guarantee the debt securities.

The aggregate initial offering price of the securities that we offer by this prospectus will not exceed $750,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

In addition, the selling unitholders may offer and sell, from time to time, under this prospectus up to an aggregate of 6,593,267 common units. We will not receive any of the proceeds from the sale of our units by the selling unitholders.

This prospectus describes only the general terms of these securities and the general manner in which we or the selling unitholders may offer the securities. The specific terms of any securities we or the selling unitholders may offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we or the selling unitholders will offer the securities and also may add, update or change information contained in this prospectus. The common units are traded on the Nasdaq National Market under the symbol “MMLP.”

You should read this prospectus and the prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

Investing in our securities involves risk. You should carefully consider the risk factors described under “Risk Factors” beginning on page 5 of this prospectus before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 11, 2012

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $750,000,000 in total aggregate initial offering price of securities described in this prospectus. The selling unitholders may, from time to time, use this process to sell in one or more offering transactions an aggregate of up to 6,593,267 common units. We will not receive any proceeds from the sale of units by the selling unitholders.

This prospectus provides you with a general description of us and the securities offered under this prospectus. Each time we or the selling unitholders sell securities under this prospectus, we or the selling unitholders will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

As used in this prospectus, “Martin Midstream Partners,” “we,” “us,” and “our” and similar terms mean Martin Midstream Partners L.P., and its subsidiaries. References to “Martin Midstream Partners Predecessor,” “we,” “ours,” “us,” or like terms when used in a historical context for periods prior to November 2002 refer to the assets and operations of Martin Resource Management Corporation’s businesses that were contributed to us in connection with the closing of our initial public offering in November 2002. References in this prospectus to “Martin Resource Management” refer to Martin Resource Management Corporation and its direct and indirect consolidated and unconsolidated subsidiaries.

MARTIN MIDSTREAM PARTNERS L.P.

Overview

We are a publicly traded limited partnership with a diverse set of operations focused primarily in the United States Gulf Coast region. Our four primary business lines include:

•	Terminalling and storage services for petroleum products and by-products;

•	Natural gas services;

•	Sulfur and sulfur-based products processing, manufacturing, marketing and distribution; and

•	Marine transportation services for petroleum products and by-products.

The petroleum products and by-products we gather, process, transport, store and market are produced primarily by major and independent oil and gas companies who often turn to third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of these products. We generate the majority of our cash flow from fee-based contracts with these customers. Our location in the Gulf Coast region of the United States provides us strategic access to a major hub for petroleum refining, natural gas gathering and processing and support services for the exploration and production industry.

We were formed in 2002 by Martin Resource Management Corporation (“Martin Resource Management”), a privately-held company whose initial predecessor was incorporated in 1951 as a supplier of products and services to drilling rig contractors. Since then, Martin Resource Management has expanded its operations through acquisitions and internal expansion initiatives as its management identified and capitalized on the needs of producers and purchasers of hydrocarbon products and by-products and other bulk liquids. Martin Resource Management indirectly owns an approximate 28.5% limited partnership interest in us. Furthermore, it owns and controls our general partner, which owns a 2.0% general partner interest and incentive distribution rights in us.

The historical operation of our business segments by Martin Resource Management provides us with several decades of experience and a demonstrated track record of customer service across our operations. Our current lines of business have been developed and systematically integrated over this period of more than 50 years, including natural gas services (1950s); sulfur (1960s); marine transportation (late 1980s) and terminalling and storage (early 1990s). This development of a diversified and integrated set of assets and operations has produced a complementary portfolio of midstream services that facilitates the maintenance of long-term customer relationships and encourages the development of new customer relationships.

Primary Business Segments

Our primary business segments can be generally described as follows:

•

Terminalling and Storage. We own or operate 27 marine shore based terminal facilities and 12 specialty terminal facilities located in the United States Gulf Coast region that provide storage, processing and handling services for producers and suppliers of petroleum products and by-products, lubricants and other liquids, including the refining of various grades and quantities of naphthenic lubricants and related products. Our facilities and resources provide us with the ability to handle various products that require specialized treatment, such as molten sulfur and asphalt. We also provide land rental to oil and gas companies along with storage and handling services for lubricants and fuel oil. We provide these terminalling and storage services on a fee basis primarily under long-term contracts. A significant portion of the contracts in this segment provide for minimum fee arrangements that are not based on the volumes handled.

•

Natural Gas Services. We distribute natural gas liquids or, “NGLs.” We purchase NGLs primarily from natural gas processors. We store NGLs in our supply and storage facilities for wholesale deliveries to propane retailers, refineries and industrial NGL users in Texas and the Southeastern United States. We own an NGL pipeline which spans approximately 200 miles running from Kilgore to Beaumont, Texas. We own three NGL supply and storage facilities with an aggregate above-ground storage capacity of approximately 3,000 barrels and we lease approximately 2.6 million barrels of underground storage capacity for NGLs. Additionally, through our ownership interests in Redbird Gas Storage, LLC (“Redbird”), we are partners in a joint venture, Cardinal Gas Storage Partners, LLC (“Cardinal”), which is focused on the development, construction, operation and management of natural gas storage facilities across North America. We previously engaged in the natural gas processing business, which was facilitated through acquisitions of our subsidiaries, Prism Gas Systems I, L.P. (“Prism Gas”) and Woodlawn Pipeline Co., Inc. (“Woodlawn”), and acquisitions of the Darco Gathering System, the Harrison Gathering System and the East Harrison Pipeline System. The East Texas and Northwest Louisiana natural gas gathering and processing assets owned by Prism Gas, which included Woodlawn, the Darco Gathering System, the Harrison Gathering System and the East Harrison Pipeline System (the “Prism Assets”), and certain other natural gas gathering and processing assets owned by us were sold on July 31, 2012 to a subsidiary of CenterPoint Energy Inc. (NYSE: CNP), (“CenterPoint”) for net cash proceeds of $273.3 million.

•

Sulfur Services. We have developed an integrated system of transportation assets and facilities relating to sulfur services over the last 30 years. We process and distribute sulfur predominantly produced by oil refineries primarily located in the United States Gulf Coast region. We handle molten sulfur on contracts that are tied to sulfur indices and tend to provide stable margins. We process molten sulfur into prilled or pelletized sulfur on take or pay fee contracts at our facilities in Port of Stockton, California and Beaumont, Texas. The sulfur we process and handle is primarily used in the production of fertilizers and industrial chemicals. We own and operate six sulfur-based fertilizer production plants and one emulsified sulfur blending plant that manufacture primarily sulfur-based fertilizer products for wholesale distributors and industrial users. These plants are located in Illinois, Texas and Utah. In October 2007, we completed the construction of a sulfuric acid production plant in Plainview, Texas which processes molten sulfur into sulfuric acid. In March 2011, we completed the construction of an ammonium sulfate product production plant in Plainview, Texas which takes sulfuric acid from our sulfuric acid plant and processes it into ammonium sulfate. Demand for our sulfur products exists in both the domestic and foreign markets, and we believe our asset base provides us with additional opportunities to handle increases in U.S. supply and access to foreign demand.

•

Marine Transportation. We own a fleet of 41 inland marine tank barges, 20 inland push boats and four offshore tug barge units that transport petroleum products and by-products largely in the United States Gulf Coast region. We provide these transportation services on a fee basis primarily under annual contracts and many of our customers have long standing contractual relationships with us. Over the past several years, we have focused on modernizing our fleet. As a result, the average age of our vessels has decreased from 33 years in 2006 to 16 years as of March 5, 2012. This modernized asset base is attractive both to our existing customers as well as potential new customers. In addition, our fleet contains several vessels that reflect our focus on specialty products. For example, we are one of a very limited number of companies that can transport molten sulfur.

Our principal executive offices are located at 4200 Stone Road, Kilgore, Texas 75662, our phone number is (903) 983-6200, and our web site is www.martinmidstream.com.

Our Relationship with Martin Resource Management

We were formed in 2002 by Martin Resource Management, a privately-held company whose initial predecessor was incorporated in 1951 as a supplier of products and services to drilling rig contractors. Since then, Martin Resource Management has expanded its operations through acquisitions and internal expansion initiatives as its management identified and capitalized on the needs of producers and purchasers of hydrocarbon products and by-products and other bulk liquids. Martin Resource Management owns an approximate 28.5% limited partnership interest in us. Furthermore, it owns and controls our general partner, which owns a 2.0% general partner interest and incentive distribution rights in us. Martin Resource Management directs our business operations through its ownership and control of our general partner. In addition, under the terms of an omnibus agreement with Martin Resource Management, the employees of Martin Resource Management are responsible for conducting our business and operating our assets. Martin Resource Management is also an important supplier and customer of ours.

THE SUBSIDIARY GUARANTORS

Our general partner, Martin Midstream GP LLC, is a Delaware limited liability company. Martin Resource Management Corporation, a Delaware corporation, owns and controls Martin Midstream GP LLC, such that it has ultimate responsibility for conducting our business and managing our operations.

We own 100% of Martin Midstream Finance Corp. Martin Midstream Finance Corp. was organized for the purpose of co-issuing our debt securities and has no material assets or liabilities, other than as co-issuer of our debt securities. Its activities will be limited to co-issuing our debt securities and engaging in activities thereto.

Martin Operating GP LLC, Martin Operating Partnership L.P., Prism Gas Systems I, L.P., Prism Gas Systems GP, L.L.C., Prism Gulf Coast Systems, L.L.C., McLeod Gas Gathering and Processing Company, L.L.C., Woodlawn Pipeline Co., Inc. and Prism Liquids Pipeline LLC may unconditionally guarantee any series of debt securities of Martin Midstream Partners L.P. and Martin Midstream Finance Corp. offered by this prospectus, as set forth in a related prospectus supplement. As used in this prospectus, the term “Subsidiary Guarantors” means the subsidiaries that unconditionally guarantee any such series of debt securities.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described in our filings with the SEC referred to under the heading “Where You Can Find More Information,” as well as the risks included and incorporated by reference in this prospectus, including the risk factors incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2011, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our common units or debt securities could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus, the accompanying prospectus supplement and the documents we incorporate by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements included in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto), are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “forecast,” “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including, but not limited to, the matters discussed under “Risk Factors” and elsewhere in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference herein. If one or more of these risks or uncertainties materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. We undertake no responsibility to update forward-looking statements for changes related to these or any other factors that may occur subsequent to this filing for any reason.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds (after the payment of offering expenses and underwriting discounts and commissions) from the sale of securities offered hereby for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time, including indebtedness incurred in connection with acquisitions; and

•	funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

We will not receive any of the proceeds from the sale of the common units by the selling unitholders.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Ratios of Earnings to Fixed Charges for us for each of the periods indicated.

	Fiscal Year Ended December 31,					Six Months Ended June 30, 2012
	2007	2008	2009	2010	2011
Ratio of Earnings to Fixed Charges	2.25	2.00	1.81	1.23	1.49	1.75

Earnings included in the calculation of this ratio consist of pre-tax income from continuing operations before minority interest and equity in earnings of the partnership, fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges included in the calculation of this ratio consist of fixed charges interest expense, capitalized interest and estimated interest element of rentals.

DESCRIPTION OF THE DEBT SECURITIES

Martin Midstream Partners and Martin Midstream Finance Corp. may issue senior debt securities under an indenture among them, the Subsidiary Guarantors, if any, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the “Martin Midstream Partners senior indenture.” The issuers may also issue subordinated debt securities under an indenture to be entered into among them, the Subsidiary Guarantors, if any, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the “Martin Midstream Partners subordinated indenture.” We refer to the Martin Midstream Partners senior indenture and the Martin Midstream Partners subordinated indenture collectively as the “indentures.” The debt securities will be governed by the provisions of the related indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the form of senior indentures and the form of subordinated indentures with the SEC as exhibits to the registration statement of which this prospectus forms a part, and you should read the indentures for provisions that may be important to you.

Unless the context otherwise requires, references in this “Description of the Debt Securities” to “we,” “us” and “our” mean Martin Midstream Partners and Martin Midstream Finance Corp. and references herein to an “indenture” refer to the particular indenture under which we issue a series of debt securities.

Provisions Applicable to Each Indenture

General. Any series of debt securities:

•	will be general obligations of the issuer;

•	will be general obligations of the Subsidiary Guarantors if they are guaranteed by the Subsidiary Guarantors; and

•	may be subordinated to the Senior Indebtedness (as defined below) of the issuers and the Subsidiary Guarantors.

The indentures do not limit the amount of debt securities that may be issued under any indenture, and do not limit the amount of other indebtedness or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance.

No indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require us to repurchase their securities in the event of a decline in our credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms. We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of the board of directors of our general partner, accompanied by an officers’ certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the form and title of the debt securities of that series;

•	whether or not the debt securities will be secured;

•	the total principal amount of the debt securities of that series;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities of that series will be payable;

•	any interest rate which the debt securities of that series will bear, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	whether the debt securities are entitled to the benefit of any guarantee by any Subsidiary Guarantor;

•	the place or places where payments on the debt securities of that series will be payable;

•	any provisions for optional redemption or early repayment;

•	any provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for our other securities or securities of any other entity;

•	whether the securities are to constitute Rule 144A securities;

•	any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities of that series.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

The Subsidiary Guarantees. The Subsidiary Guarantors may fully, unconditionally and absolutely guarantee on an unsecured basis all series of debt securities of the issuers and may execute a notation of guarantee as further evidence of such guarantee. The applicable prospectus supplement will describe the terms of any such guarantee by the Subsidiary Guarantors.

If a series of senior debt securities is so guaranteed, the Subsidiary Guarantors’ guarantee of the senior debt securities will be the Subsidiary Guarantors’ unsecured and unsubordinated general obligation, and will rank on a parity with all of the Subsidiary Guarantors’ other unsecured and unsubordinated indebtedness. If a series of subordinated debt securities is so guaranteed, the Subsidiary Guarantors’ guarantee of the subordinated debt securities will be the Subsidiary Guarantors’ unsecured general obligation and will be subordinated to all of the Subsidiary Guarantors’ other unsecured and unsubordinated indebtedness.

The obligations of each Subsidiary Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Subsidiary Guarantor; and

•	any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of the Subsidiary Guarantor under its guarantee.

The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “— Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the indentures, and to the extent not otherwise prohibited by the indentures, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•

automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or the liquidation and dissolution of the Subsidiary Guarantor; or

•

following delivery of a written notice by us to the trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money for a purchase money obligation or for a guarantee of either, except for any series of debt securities.

Consolidation, Merger and Sale of Assets. The indentures generally permit a consolidation or merger involving the issuer or the Subsidiary Guarantors. They also permit the issuers or the Subsidiary Guarantors, as applicable, to lease, assign, transfer or dispose of all or substantially all of their assets. Each of the issuers and the

Subsidiary Guarantors has agreed, however, that it will not consolidate with or merge into any entity (other than one of the issuers or a Subsidiary Guarantor, as applicable) or lease, transfer or dispose of all or substantially all of its assets to any entity (other than one of the issuers or a Subsidiary Guarantor, as applicable) unless:

•	it is the continuing entity; or

•

if it is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the performance of its covenants and obligations under the indentures; and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.

Upon any such consolidation, merger or asset lease, transfer or disposition involving the issuers or the Subsidiary Guarantors, the resulting entity or transferee will be substituted for the issuers or the Subsidiary Guarantors, as applicable, under the applicable indenture and debt securities. In the case of an asset transfer or disposition other than a lease, the issuers or the Subsidiary Guarantors, as applicable, will be released from the applicable indenture.

Events of Default. Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest or any additional amounts on that series of debt securities when due that continue for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•

failure by the issuers or, if the series of debt securities is guaranteed by the Subsidiary Guarantor, by such Subsidiary Guarantor, to comply for 60 days with the other agreements contained in the indentures, any supplement to the indentures or any board resolution authorizing the issuance of that series after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	certain events of bankruptcy, insolvency or reorganization of the issuer or, if the series of debt securities is guaranteed by the Subsidiary Guarantor, of the Subsidiary Guarantor;

•	if the series is guaranteed by the Subsidiary Guarantor;

•	any of the guarantees ceases to be in full force and effect, except as otherwise provided in the indentures;

•	any of the guarantees is declared null and void in a judicial proceeding; or

•	the Subsidiary Guarantor denies or disaffirms its obligations under the indentures or its guarantee; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

A holder of a debt security of any series issued under each indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; and

•	exercising any trust or power conferred upon the trustee relating to or arising as a result of an event of default.

The issuer is required to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.

Modification and Waiver. Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, a supplement or a waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•

reduce the principal of, and any premium on or any mandatory sinking fund payment with respect to, the debt security or change its stated maturity or reduce the portion of the principal amount of debt securities that will be payable if the maturity is accelerated;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•

make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	release the Subsidiary Guarantor, or modify the guarantee of the Subsidiary Guarantor in any manner adverse to the holders.

Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of the issuer’s obligations under the indentures by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities or, with respect to the senior indentures, the related guarantees;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights the issuer has under the indentures;

•	to add events of default with respect to any debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect;

•	to establish the form or terms of securities of any series;

•	to supplement any of the provisions necessary to permit or facilitate defeasance and discharge; and

•	to evidence and provide for the acceptance of appointment by a successor trustee and to modify provisions necessary to provide for or facilitate the administration of trusts by more than one trustee.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under the indentures. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our or their obligations with respect to the debt securities of that series and, if applicable, the related guarantees (“legal defeasance”); or

•

we will no longer have any obligation to comply with the restrictive covenants, the merger covenant and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities and, if applicable, guarantees of the payments will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

No Personal Liability of General Partner. Martin Midstream GP LLC, the general partner of Martin Midstream Partners, and its directors, managers, officers, employees and members, in such capacity, will not be liable for the obligations of Martin Midstream Partners, Martin Midstream Finance Corp. or the Subsidiary Guarantors under the debt securities, the indentures or the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a debt security, each holder of that debt security will have agreed to this provision and waived and released any such liability on the part of Martin Midstream GP LLC, Martin Midstream Finance Corp. and their directors, managers, officers, employees and members. This waiver and release are part of the consideration for our issuance of the debt securities. It is the view of the SEC that a waiver of liabilities under the federal securities laws is against public policy and unenforceable.

Governing Law. New York law will govern the indentures and the debt securities.

Trustee. We may appoint a separate trustee for any series of debt securities. We use the term “trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business, and the trustee may own debt securities.

Form, Exchange, Registration and Transfer. The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agent we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, we will not be required to register the transfer or exchange of:

•	any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents. Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee or any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in New York, New York or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry Debt Securities. The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to the Subordinated Indenture

Subordination. Debt securities of a series may be subordinated to the issuer’s “Senior Indebtedness,” which is defined generally to include any obligation created or assumed by the issuer (or, if the series is guaranteed, the Subsidiary Guarantor) for the repayment of borrowed money, any purchase money obligation created or assumed by the issuer, and any guarantee therefor, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities (or, if the series is guaranteed, the guarantee of the Subsidiary Guarantor), or to other obligations which are pari passu with or subordinated to the debt securities (or, if the series is guaranteed, the guarantee of the Subsidiary Guarantor) and any modifications, refunding, deferrals, renewals or extensions of any such debt or securities, notes or other evidence of debt issued in exchange for such debt. Subordinated debt securities will be subordinated in right of payment, to the extent and in the manner set forth in the subordinated indentures and the prospectus supplement relating to such series, to the prior payment of all of the issuer’s indebtedness and that of the Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of the issuer or, if applicable, the Subsidiary Guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors’ assets, to creditors:

•	upon a liquidation or dissolution of the issuer or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantor; or

•	in a bankruptcy, receivership or similar proceeding relating to the issuer or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantor.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If the issuer does not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, the issuer may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•

repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, the issuer may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless, in either case,

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	the issuer and the trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100.0 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the issuer may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by the issuer and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

DESCRIPTION OF THE COMMON UNITS

Our common units represent limited partner interests that entitle the holders to participate in our partnership distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and our general partner in and to partnership distributions, see “Cash Distribution Policy.” For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see “Material Tax Considerations.” References in this “Description of the Common Units” to “we,” “us” and “our” mean Martin Midstream Partners L.P.

Number of Units

We currently have 23,116,776 common units outstanding, 16,523,509 of which are held by the public, 5,703,823 are held by Martin Resource LLC and 889,444 are held by Cross Oil Refining and Marketing Inc. (“Cross”), each a subsidiary of Martin Resource Management. The common units represent an aggregate 98.0% limited partner interest. Our general partner owns an aggregate 2.0% general partner interest in us.

Listing

Our outstanding common units are traded on the Nasdaq National Market under the symbol “MMLP.” Any additional common units that we issue also will be traded on the Nasdaq National Market.

Transfer Agent and Registrar

Duties. Mellon Investor Services LLC serves as transfer agent and registrar for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Each purchaser of common units offered by this prospectus must execute a transfer application. Any subsequent transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	makes the consents and waivers contained in our partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the record holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the record holder as a result of any agreement between the beneficial owner and the record holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

Our partnership agreement requires that a transferor of common units must provide the transferee with all information that may be necessary to transfer the common units. The transferor is not required to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read “The Partnership Agreement — Status as Limited Partner or Assignee.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or applicable stock exchange regulations.

Voting

Each holder of common units is entitled to the voting rights specified under “The Partnership Agreement — Voting Rights” below.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. Within 45 days after the end of each quarter, Martin Midstream Partners will distribute all of our available cash to unitholders of record on the applicable record date.

Available Cash. Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash reserves our general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

Cash on hand includes cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are borrowings that are made under our revolving credit facility or other arrangement requiring all borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time and in all cases are used solely for working capital purposes or to pay distributions to partners. Our general partner may not establish cash reserves for distributions on the subordinated units unless our general partner has determined that the establishment of such reserves will not prevent the distribution of the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters. Common unit arrearage is defined as the amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of expenses, including payments to our general partner. There is no guarantee, however, that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our revolving credit facility.

Restrictions on Our Ability to Distribute Available Cash Contained in Our Credit Agreement. Our ability to distribute available cash is contractually restricted by the terms of our credit agreement. Our credit agreement contains covenants requiring us to maintain certain financial ratios. We are prohibited from making any distributions to unitholders if the distribution would cause an event of default, or an event of default is existing, under our credit agreement.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus. Operating Surplus generally means:

•	our cash balance at the closing of our initial public offering; plus

•	$8.5 million (as described below); plus

•

all of our cash receipts since our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•

all of our operating expenditures since our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves our general partner deems necessary or advisable to provide funds for future operating expenditures.

Operating Expenditures generally means all expenditures of Martin Midstream Partners L.P. and its subsidiaries, including, but not limited to, taxes, reimbursements of Martin Midstream GP LLC, repayment of working capital borrowings, debt service payments and capital expenditures. Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures. Operating expenditures will not include:

•	capital expenditures made for acquisitions or for capital improvements;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to partners.

Interim Capital Transactions include the following transactions if they occur prior to liquidation:

•

borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Martin Midstream Partners L.P. or any of its subsidiaries;

•	sales of equity interests by Martin Midstream Partners L.P. or any of its subsidiaries;

•

sales or other voluntary or involuntary dispositions of any assets of Martin Midstream Partners L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

Capital Surplus. Capital Surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $8.5 million in addition to our cash balance at the closing of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at the closing of our initial public offering that was available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $8.5 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. While we do not currently anticipate that we will make any distributions from capital surplus in the near term, we may determine that the sale or disposition of an asset or business owned or acquired by us may be beneficial to our unitholders. If we distribute to you the equity we own in a subsidiary or the proceeds from the sale of one of our businesses, such a distribution would be characterized as a distribution from capital surplus.

Subordination Period

On November 25, 2009, the Partnership issued 889,444 subordinated units to a subsidiary of Martin Resource Management in connection with the acquisition of certain specialty lubricants processing assets from Cross. These subordinated units had no distribution rights. On November 25, 2011, the subordinated units automatically converted to common units having the same distribution rights as existing common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels (as detailed below) have been achieved. Our general partner currently holds the incentive distribution rights but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus on each common unit and subordinated unit in an amount equal to the minimum quarterly distribution; and

•

we have distributed available cash from operating surplus on each outstanding common unit in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

then we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner (assuming our general partner has not transferred the incentive distribution rights) in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.55 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.625 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the “third target distribution”);

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assumes the general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Per Unit Target Amount	Marginal Percentage Interest in Distributions
		Unitholder	General Partner
Minimum Quarterly Distribution	$0.50	98%	2%
First Target Distribution	up to $0.55	98%	2%
Second Target Distribution	above $0.55 up to $0.625	85%	15%
Third Target Distribution	above $0.625 up to $0.75	75%	25%
Thereafter	above $0.75	50%	50%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus, if any, in the following manner:

•

First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in our initial public offering an amount of available cash from capital surplus equal to the initial public offering price;

•

Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero, however, cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to our general partner (assuming our general partner maintains its 2% general partner interest).

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in us held by a partner.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of a subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price; plus

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	Fifth, 85% to all unitholders, pro rata, and 15% to our general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 85% to the units, pro rata, and 15% to our general partner, pro rata, for each quarter of our existence;

•	Sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interest set forth above for our general partner assume that our general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights.

If the liquidation occurs after the end of a subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•

First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the subordinated unitholders have been reduced to zero;

•

Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

Adjustments to Capital Accounts. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the general partner’s capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. A copy of our partnership agreement has been filed with the SEC and is incorporated by reference in the registration statement of which this prospectus is a part.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	With regard to distributions of available cash, please read “Cash Distribution Policy.”

•	With regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units.”

•	With regard to allocations of taxable income and taxable loss, please read “Material Tax Considerations.”

Organization and Duration

We were organized in June 2002 and have a perpetual existence.

Purpose

Our purposes under our partnership agreement are limited to owning the equity of the general partner of our operating partnership, serving as the limited partner of our operating partnership and engaging in any business activities that may be engaged in by our operating partnership or that are approved by our general partner. The partnership agreement of our operating partnership provides that our operating partnership may, directly or indirectly, engage in:

•	its operations as conducted immediately after our initial public offering;

•

any other activity approved by our general partner but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code; or

•	any activity that enhances the operations of an activity that is described in either of the two preceding clauses.

Although our general partner has the ability to cause us and our operating partnership to engage in activities other than those described in this prospectus, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts as it may deem, in its sole discretion, necessary to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described under “— Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, unless otherwise agreed, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.

Our operating partnership currently conducts business in 11 states. Maintenance of our limited liability as a limited partner of our operating partnership may require compliance with legal requirements in the jurisdictions in which our operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right to remove or replace the general partner of our operating partnership, to approve some amendments to our partnership agreement of our operating partnership, or to take other action under our partnership agreement of our operating partnership constituted “participation in the control” of its business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for the obligations of our operating partnership under the law of that jurisdiction to the same extent as its general partner under the circumstances.

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” requires the approval of a majority of the outstanding common units.

Matter	Vote Requirement

Issuance of additional units	No approval rights.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority.

Withdrawal of the general partner	The approval of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to September 30, 2012 in a manner which would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of ownership interests in the general partner	Our general partner may transfer its general partner interest without a vote of our unitholders in connection with the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, a third person. Our general partner may also transfer all of its general partner interest to an affiliate without a vote of our unitholders. The approval of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2012. Please read “— Transfer of General Partner Interests and Incentive Distribution Rights.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, such affiliate or person, the approval of a majority of the outstanding common units is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2012. Please read “— Transfer of General Partner Interests and Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner.”

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders.

We may issue an unlimited number of common units as follows:

•	under employee benefit plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•	if the proceeds of the issuance are used exclusively to repay up to $15 million of certain of our indebtedness.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

•	change the duration of our partnership;

•	provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

•	give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

a.	a change in our name, the location of our principal place of business, our registered agent or our registered office;

b	the admission, substitution, withdrawal, or removal of partners in accordance with our partnership agreement;

c.	change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our operating partnership nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

e.	an amendment changing our fiscal or taxable year and any changes that are necessary as a result of a change in our fiscal or taxable year;

f.	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

g.	subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

h.	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

i.	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

j.	any amendment that, in the sole discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

k.	a merger of the partnership or any of its subsidiaries into, or a conveyance of assets to, a newly-created limited liability entity the sole purpose of which is to effect a change in the legal form of the partnership into another limited liability entity; and

l.	the reduction in the vote needed to remove the general partner from not less than 66 2/3% of all outstanding units to a lesser percentage of all outstanding units;

m.	an increase in the percentage of a class of units that a person or group may own without losing their voting rights from 20% to a higher percentage; or

n.	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the sole discretion of our general partner:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange or trading system on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in our best interest and the best interest of the limited partners;

•	are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners or cause us, our operating partnership or our subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Action Relating to our Operating Partnership

Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf or on behalf of the general partner of our operating partnership to any amendment to the partnership agreement of our operating partnership or taking any action on our behalf permitted to be taken by a partner of our operating partnership in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by a unit majority;

•	the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

•	the entry of a judicial order dissolving us; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership, the reconstituted limited partnership nor our operating partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2012, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the foregoing, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interests and Incentive Distribution Rights.”

Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. As of June 30, 2012, affiliates of our general partner owned approximately 28.5% of our outstanding units.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests and Incentive Distribution Rights

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us or its incentive distribution rights to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity.

Our general partner may not transfer all or any part of its general partner interest in us or its incentive distribution rights to another person prior to September 30, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. In the case of a transfer by our general partner of its general partner interest in us, as a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters, and agree to be bound by the provisions of our partnership agreement and the partnership agreement of our operating partnership.

The general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Martin Midstream GP LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. The general partner has the discretion to increase, but not subsequently decrease, the ownership percentage at which voting rights are forfeited. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. Our general partner may exercise this right in its sole discretion. The purchase price in the event of this purchase will be the greater of:

•

the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

•

the current market price, which is defined as the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date for any class of units listed or admitted to trading on any national securities exchange as of any date, as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Considerations — Disposition of Common Units.”

Meetings and Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or, subject to the provision described in the next paragraph, by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “— Limited Liability,” the common units will be fully paid and unitholders will not be required to make additional contributions.

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “— Meetings and Voting.” Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read “Description of the Common Units — Transfer of Common Units.”

Non-citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create either (i) a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner or assignee, or (ii) a substantial risk that we or one or more of our subsidiaries or other entities in which we have at least a 25% equity interest will not be permitted to conduct business as a United States maritime company under the Jones Act and other United States federal statutes based on the status of any limited partner or assignee as a non-United States citizen, we may redeem the units held by any of these limited partners or assignees at the units’ current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or if our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•

any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner, or any affiliate of a general partner or any departing general partner; or

•

any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner, as an officer, director, manager, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Martin Midstream GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

SELLING UNITHOLDERS

The selling unitholders, Martin Resource LLC and Cross Oil Refining and Marketing Inc., may resell the common units that are the subject of this prospectus only in the manner contemplated under the “Plan of Distribution.” Martin Resource LLC and Cross Oil Refining and Marketing Inc. are each wholly-owned subsidiaries of Martin Resource Management Corporation.

The common units offered by this prospectus may be offered from time to time by the selling unitholders and the selling unitholders may sell some, all or none of their common units. We do not know how long the selling unitholders will hold the common units before selling them. We do not currently have any agreements, arrangements or understandings with the selling unitholders regarding the sale of any of the common units. In making offers and sales pursuant to this prospectus, each of the selling unitholders is deemed to be acting as an underwriter, and their offers and sales are deemed to be made indirectly on our behalf.

The following table sets forth for each selling unitholder:

(1) the number and percent of common units beneficially owned prior to the offering for resale of the common units under this prospectus;

(2) the number of common units registered for sale for the account of each unitholder under this prospectus (representing all of the common units that such selling unitholder may offer under this prospectus); and

(3) the number and percent of common units to be beneficially owned after this offering is completed, assuming all of the unitholder’s common units are sold.

	Number of Common Units Beneficially Owned Prior to the Offering		Number of Units Offered	Number of Common Units Beneficially Owned After the Offering
	Number	Percentage		Number	Percentage
Martin Resource LLC	5,703,823	24.7%	5,703,823	0	0%
Cross Oil Refining and Marketing Inc.	889,444	3.8%	889,444	0	0%

Our Relationship with Martin Resource Management

Martin Resource Management is engaged in the following principal business activities:

•	providing land transportation of various liquids using a fleet of trucks and road vehicles and road trailers;

•	distributing fuel oil, asphalt, sulfuric acid, marine fuel and other liquids;

•	providing marine bunkering and other shore-based marine services in Alabama, Louisiana, Mississippi and Texas;

•	operating a small crude oil gathering business in Stephens, Arkansas;

•	operating a lube oil packaging facility in Smackover, Arkansas;

•	operating an underground NGL storage facility in Arcadia, Louisiana;

•	building and marketing of sulfur processing equipment;

•	developing underground natural gas storage facilities in Arcadia, Louisiana and near Delhi, Louisiana;

•	supplying employees and services for the operation of our business;

•	operating, for its account and our account, the docks, roads, loading and unloading facilities and other common use facilities or access routes at our Stanolind terminal; and

•	operating, solely for our account, our asphalt facilities in Omaha, Nebraska.

We are and will continue to be closely affiliated with Martin Resource Management as a result of the following relationships.

Ownership

Martin Resource Management indirectly owns an approximate 28.0% limited partnership interest and a 2.0% general partnership interest in us and all of our incentive distribution rights.

Management

Martin Resource Management directs our business operations through its ownership and control of our general partner. We benefit from our relationship with Martin Resource Management through access to a significant pool of management expertise and established relationships throughout the energy industry. We do not have employees. Martin Resource Management employees are responsible for conducting our business and operating our assets on our behalf.

Related Party Agreements

We are a party to an omnibus agreement with Martin Resource Management. The omnibus agreement requires us to reimburse Martin Resource Management for all direct expenses it incurs or payments it makes on our behalf or in connection with the operation of our business. We reimbursed Martin Resource Management for $27.3 million of direct costs and expenses for the three months ended June 30, 2012 compared to $20.9 million for the three months ended June 30, 2011. We reimbursed Martin Resource Management for $51.0 million of direct costs and expenses for the six months ended June 30, 2012 compared to $40.4 million for the six months ended June 30, 2011. There is no monetary limitation on the amount we are required to reimburse Martin Resource Management for direct expenses.

In addition to the direct expenses, under the omnibus agreement, we are required to reimburse Martin Resource Management for indirect general and administrative and corporate overhead expenses. Effective October 1, 2011 through September 30, 2012, the Conflicts Committee of the board of directors of our general partner (the “Conflicts Committee”) approved an annual reimbursement amount for indirect expenses of $6.6 million. We reimbursed Martin Resource Management for $1.6 and $1.0 million of indirect expenses for the three months ended June 30, 2012 and 2011, respectively. We reimbursed Martin Resource Management for $3.3 and $2.1 million of indirect expenses for the six months ended June 30, 2012 and 2011, respectively. These indirect expenses covered the centralized corporate functions Martin Resource Management provides for us, such as accounting, treasury, clerical billing, information technology, administration of insurance, general office expenses and employee benefit plans and other general corporate overhead functions we share with Martin Resource Management retained businesses. The omnibus agreement also contains significant non-compete provisions and indemnity obligations. Martin Resource Management also licenses certain of its trademarks and trade names to us under the omnibus agreement.

In addition to the omnibus agreement, we and Martin Resource Management have entered into various other agreements including, but not limited to, a motor carrier agreement, terminal services agreements, marine transportation agreements and other agreements for the provision of various goods and services. Pursuant to the terms of the omnibus agreement, we are prohibited from entering into certain material agreements with Martin Resource Management without the approval of the Conflicts Committee.

For a more comprehensive discussion concerning the omnibus agreement and the other agreements that we have entered into with Martin Resource Management, please refer to “Item 13. Certain Relationships and Related Transactions — Agreements” set forth in our annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 5, 2012.

Commercial

We have been and anticipate that we will continue to be both a significant customer and supplier of products and services offered by Martin Resource Management. Our motor carrier agreement with Martin Resource Management provides us with access to Martin Resource Management’s fleet of road vehicles and road trailers to provide land transportation in the areas served by Martin Resource Management. Our ability to utilize Martin Resource Management’s land transportation operations is currently a key component of our integrated distribution network.

We also use the underground storage facilities owned by Martin Resource Management in our natural gas services operations. We lease an underground storage facility from Martin Resource Management in Arcadia, Louisiana with a storage capacity of 2.4 million barrels. Our use of this storage facility gives us greater flexibility in our operations by allowing us to store a sufficient supply of product during times of decreased demand for use when demand increases.

In the aggregate, our purchases of land transportation services, NGL storage services, sulfuric acid and lube oil product purchases and sulfur services payroll reimbursements from Martin Resource Management accounted for approximately 5% and 3% of our total cost of products sold during the three months ended June 30, 2012 and 2011, respectively and approximately 4% and 3% of our total cost of products sold for the six months ended June 30, 2012 and 2011, respectively. We also purchase marine fuel from Martin Resource Management, which we account for as an operating expense.

Correspondingly, Martin Resource Management is one of our significant customers. It primarily uses our terminalling, marine transportation and NGL distribution services for its operations. We provide terminalling and storage services under a terminal services agreement. We provide marine transportation services to Martin Resource Management under a charter agreement on a spot-contract basis at applicable market rates. Our sales to Martin Resource Management accounted for approximately 7% and 8% of our total revenues for the three months ended June 30, 2012 and 2011, respectively. Our sales to Martin Resource Management accounted for approximately 7% and 9% of our total revenues for the six months ended June 30, 2012 and 2011, respectively. We provide terminalling and storage and marine transportation services to Midstream Fuel Service LLC and Midstream Fuel LLC provides terminal services to us to handle lubricants, greases and drilling fluids.

For a more comprehensive discussion concerning the agreements that we have entered into with Martin Resource Management, please refer to “Item 13. Certain Relationships and Related Transactions — Agreements” set forth in our annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 5, 2012.

Approval and Review of Related Party Transactions

If we contemplate entering into a transaction, other than a routine or in the ordinary course of business transaction, in which a related person will have a direct or indirect material interest, the proposed transaction is submitted for consideration to the board of directors of our general partner or to our management, as appropriate. If the board of directors is involved in the approval process, it determines whether to refer the matter to the Conflicts Committee, as constituted under our limited partnership agreement. Certain related party transactions are required to be submitted to the Conflicts Committee. If a matter is referred to the Conflicts Committee, it obtains information regarding the proposed transaction from management and determines whether to engage independent legal counsel or an independent financial advisor to advise the members of the committee regarding the transaction. If the Conflicts Committee retains such counsel or financial advisor, it considers such advice and, in the case of a financial advisor, such advisor’s opinion as to whether the transaction is fair and reasonable to us and to our unitholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section discusses the material U.S. federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Locke Lord LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Martin Midstream Partners L.P.

The following discussion does not comment on all U.S. federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (“IRAs”) and other tax-qualified retirement plans, real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local, and foreign tax consequences particular to him of the ownership or disposition of common units.

Except as described in “Partnership Status” below, no ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or prospective unitholders. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinions of Locke Lord LLP and are based on the accuracy and completeness of facts described herein and representations made by us. Locke Lord LLP has not undertaken any obligation to update its opinions after the date of this prospectus supplement.

For the reasons described below, Locke Lord LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (Please see “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (Please see “— Disposition of Common Units — Allocations Between Transferors and Transferees”);

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (Please see “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”); and

•	whether assignees of common units who fail to execute and deliver transfer applications will be treated as partners for federal income tax purposes (please read “— Limited Partners Status”).

In addition, Locke Lord LLP has not rendered an opinion with respect to the state, local or foreign tax consequences of an investment in us (please read “— State, Local, Foreign and Other Tax Considerations”).

Partnership Status

A partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or to the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation, storage, and marketing of any mineral or natural resource, including crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Qualifying income does not include rental income from leasing personal property.

Locke Lord LLP has rendered its opinion that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions, and the representations and estimate described below, we will be classified as a partnership and the Operating Partnership will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Locke Lord LLP has relied on factual representations made by us and our general partner and on an estimate prepared by us that less than 6% of our gross income for 2012 will not be qualifying income; however, this estimate could change from time to time. Among the factual representations made by us and our general partner upon which Locke Lord LLP has relied are:

•	Neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;

•

For each taxable year, more than 90% of our gross income has been and will be income that Locke Lord LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•

Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Locke Lord LLP has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and we would owe federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% (and would likely owe state income tax at varying rates). In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a reduction in the anticipated cash flow and after-tax return to unitholders and therefore would likely result in a reduction of the value of the units.

The discussion below is based on Locke Lord LLP’s opinion that we will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Martin Midstream Partners L.P. will be treated as partners of Martin Midstream Partners L.P. for federal income tax purposes. Also, (a) assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please see “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Because there is no direct authority dealing with the status of assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel is unable to opine that such persons are partners for federal income tax purposes. If not partners, such persons will not be eligible for the federal income tax treatment described in this discussion. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Martin Midstream Partners L.P.

The references to “unitholders” in the discussion that follows assume that a unitholder is treated as one of our partners for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We do not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please see “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash to the unitholder. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for our common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please see “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder or partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to certain other classes of units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these excess distributions or incentive distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any assets contributed to us that exists at the time of such contribution (the assets described in clauses (i) and (ii) are together referred to in this discussion as the “Contributed Property”). The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future, we will make “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, to all holders of partnership interests immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interests of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Locke Lord LLP is of the opinion that, with the exception of those issues specified in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees” on which Locke Lord LLP has not rendered an opinion, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Locke Lord LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, is scheduled to impose a 3.8% Medicare tax on net investment income earned by certain individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us, and it belongs only to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have generally adopted as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations.

Although Locke Lord LLP is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please see “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please see “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please see “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please see “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to amortization deductions with respect to certain goodwill conveyed to us in future transactions or held at the time of any future offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please see “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determination of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to below as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Locke Lord LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who satisfies such requirements.

Constructive Termination

We will be considered to have been terminated for tax purposes if there are sales or exchanges that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and could result in common unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to unitholders for the tax year in which the termination occurs.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please see “— Tax Consequences of Unit Ownership — Section 754 Election.”

Although Locke Lord LLP is unable to opine as to the validity of this approach because there is no clear authority on the issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please see “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please see “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations, Foreign Unitholders and Other Investors

Ownership of units by tax-qualified retirement plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Most other organizations exempt from U.S. federal income tax, including IRAs and other tax-qualified retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file U.S. federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, cash distributions to non-U.S. unitholders will be subject to withholding at the highest applicable effective tax rates. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, a unitholder’s gain is considered to be effectively connected income to the extent such gain is attributable to assets of Martin Midstream Partners L.P. which are used in the conduct of a U.S. trade or business. In this regard, substantially all of our assets are used in the conduct of a U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, it is contemplated that more than 50% of our assets will consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Locke Lord LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	a statement regarding whether the beneficial owner is:

(a)	a person that is not a U.S. person;

(b)	a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Additional Withholding Requirements.

Recently enacted legislation imposes a withholding tax of 30% on payments of interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the U.S. or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the U.S. paid to (i) a foreign financial institution (including foreign broker-dealers, clearing organizations, investment companies, hedge funds and certain other investment entities) or (ii) a non-financial foreign entity that is a beneficial owner of the payment, unless such institution or entity complies with certain reporting or certification requirements regarding its U.S. account holders and owners. The date for implementation of these rules generally was extended by the IRS from January 1, 2013 to January 1, 2014 for payments of fixed and determinable annual or periodic income, including interest, and to January 1, 2015 for other “withholdable payments,” including payments of gross proceeds. Proposed Treasury Regulations have been issued which, if finalized, would confirm the extension of the effective dates for withholding. However, there can be no assurance as to whether or not these proposed Treasury Regulations will be finalized in their current form. You should consult your tax advisors with respect to the tax consequences of the legislation described above regarding the purchase and ownership of our units.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

As a result of the Health Care and Education Reconciliation Act of 2010, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Please see “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability,

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.” However, you are urged to consult with your own tax advisor concerning the application of the “reportable transaction” rules, including disclosure, to your investment in our common units.

Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

State, Local, Foreign And Other Tax Considerations

In addition to U.S. federal income taxes, you may be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident.

Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property and do business in Alabama, Arkansas, California, Florida, Kansas, Illinois, Louisiana, Mississippi, Nebraska, Texas and Utah. Moreover, we may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you might be required to file income tax returns and to pay income taxes in other jurisdictions in which we do business or own property, now or in the future, and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please see “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Locke Lord LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to any offering of debt securities.

INVESTMENT IN US BY BENEFIT PLANS

An equity investment in us by a “benefit plan” may raise certain issues under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code. Certain of these issues are described below. No attempt is made in this summary to describe issues that may arise under federal, state or local laws that are not preempted by ERISA (for example, any federal, state or local laws applicable to governmental plans or other benefit plans excluded from coverage under ERISA). In addition, this summary does not discuss the laws of any country other than the United States. Prospective investors that may be subject to any such laws should therefore consult their professional advisors with regard to such laws.

Benefit Plans

ERISA and the Internal Revenue Code regulate “benefit plans,” which are broadly defined in Section 3(3) of ERISA as “employee benefit plans” and Section 4975(e)(1) of the Internal Revenue Code as “plans.” For purposes of this summary, the term “benefit plan” includes, but is not limited to, qualified pension, profit-sharing, and stock bonus plans established by an employer or employer organization (also referred to herein as qualified retirement plans) and IRAs.

Fiduciaries

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of such benefit plans and prohibit certain transactions involving the assets of such benefit plans and their fiduciaries or certain parties with an interest in the benefit plans. Under ERISA and the Internal Revenue Code, any person who (a) exercises discretionary authority or control over the management of the benefit plan or exercises any authority or control over the management or disposition of the assets of the benefit plan, (b) renders investment advice to the benefit plan for a fee or other compensation, (c) has discretionary authority or responsibility in the administration of the benefit plan, or (d) otherwise is designated to carry out the foregoing, generally is considered to be a fiduciary of the benefit plan.

Duties of a Fiduciary

Under ERISA, a benefit plan fiduciary is required to discharge its duties with respect to such benefit plan solely in the interest of participants and beneficiaries of the benefit plan, and for the exclusive purpose of (a) providing benefits to participants and beneficiaries, and (b) defraying reasonable expenses of the benefit plan. Such duties must be discharged with such care, skill, prudence, and diligence under the circumstances then prevailing as a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a similar character and with similar aims. A fiduciary must also (a) diversify the investments of the benefit plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, and (b) invest assets of the benefit plan in accordance with the documents and instruments governing the benefit plan to the extent such documents and instruments are consistent with the provisions of ERISA.

In considering an investment of a portion of the assets of any benefit plan in us, a benefit plan fiduciary must discharge its duties in accordance with ERISA and the Internal Revenue Code. Such duties include, but are not limited to, determining, in light of the risk factors inherent in an investment in us, whether the investment is in accordance with the documents and instruments governing the benefit plan and the applicable provisions of ERISA or the Internal Revenue Code. For instance, the benefit plan fiduciary should consider whether the investment is permitted by the applicable plan documents and governing instruments and would be considered as prudent under ERISA and whether the benefit plan will satisfy ERISA’s diversification rules after the investment is made (the fiduciary rules of ERISA generally do not apply to IRAs but IRAs are subject to the prohibited transaction rules described below and those rules should be evaluated in connection with any contemplated investment in us by an IRA). In addition, a benefit plan fiduciary should consider whether the investment will result in the recognition of unrelated business taxable income by the benefit plan, and the effect such recognition would have on the benefit plan’s after tax investment return.

Prohibited Transactions

A “prohibited transaction” is defined to include most transactions involving “plan assets,” including (without limitation) the direct or indirect sale of property, lending of money, and provision of services, between a benefit plan and certain persons who have specified relationships with the benefit plan (such persons being a “party in interest,” and/or “disqualified person,” as described below). Acts of self-dealing by fiduciaries also constitute prohibited transactions. Unless an statutory, individual or class exemption is available, the Internal Revenue Code imposes an excise tax on such prohibited transactions and may result in a loss of tax-exempt status with respect to an IRA. Accordingly, absent an exemption, a fiduciary of a benefit plan should not invest the assets of any benefit plan in us if our general partner or any of its affiliates is a fiduciary or other “party in interest” (as defined in ERISA) or “disqualified person” (as defined in the Internal Revenue Code) with respect to the benefit plan.

Plan Assets

Fiduciary responsibilities and prohibited transaction restrictions generally apply with respect to the assets of a benefit plan, as well as any entity whose assets include such benefit plan’s assets. The U.S. Department of Labor has promulgated regulations, 29 C.F.R. Section 2510.3-101 as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”), which identify a benefit plan’s assets when a benefit plan invests in an entity. Under the Plan Asset Regulations, if a benefit plan (or an entity whose assets include such benefit plan’s assets, collectively, a “benefit plan investor” within the meaning of the Plan Asset Regulations) invests in us, unless an exception applies, the benefit plan’s assets will include its interest in us and will also include our underlying assets.

There are four exceptions to the rule treating an entity’s underlying assets as plan assets. Generally, if a benefit plan invests in an entity, then such benefit plan’s assets will include its equity investment in the entity but will not include the entity’s underlying assets, so long as the entity is one:

•

whose security is a publicly offered security (i.e., the equity interests are held by 100 or more investors independent of the issuer and each other, freely transferable within the meaning of the Plan Asset Regulations and registered under certain provisions of the federal securities laws);

•	whose security is registered under the Investment Company Act of 1940;

•

which is an operating company, including a “venture capital operating company” or a “real estate operating company” (i.e., an entity primarily engaged in production of a product or service other than the investment of capital (i.e., an active business), an entity that primarily invests in such active businesses or invests certain real estate that is managed or developed); or

•	in which equity participation by benefit plan investors is not “significant” (i.e., benefit plan investors hold less than 25% of the total value of each class of equity interests in the entity).

It is expected that our common units will constitute publicly-offered securities, within the meaning of (a) immediately above. Thus, it is expected that our underlying assets generally will not be considered as “plan assets” under the Plan Assets Regulation.

Plan Asset Consequences

If our underlying assets were to be deemed to be as “plan assets,” then, among other things, (a) the prudence and other fiduciary responsibility standards of ERISA would apply to our operations and (b) certain transactions in which we might seek to engage could constitute or involve “prohibited transactions” under ERISA and the Internal Revenue Code. If a prohibited transaction occurs for which no exemption is available, the general partner and any other fiduciary that has engaged in the prohibited transaction could be required (a) to restore to the benefit plan any profit realized on the transaction and (b) to reimburse the benefit plan for any losses suffered by the benefit plan as a result of the transaction. In addition, each disqualified person (within the meaning of

Section 4975 of the Internal Revenue Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year (or portion of the year) the transaction continues and, unless the transaction is corrected (e.g., unwound) within statutorily required periods, to an additional tax of 100% of the amount involved (such taxes are referred to as “prohibited transaction excise taxes”). Benefit plan fiduciaries who decide to invest in us could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in us or as co-fiduciaries for actions taken by or on behalf of us or our general partner and/or its affiliates. With respect to IRAs, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status. In addition, to the extent someone other than the IRA owner or beneficiary engaged in such prohibited transaction, such person could be subject to prohibited transaction excise taxes. The foregoing discussion is not comprehensive and other significant adverse results could also arise.

All potential investors should consult with their own legal counsel concerning the potential impact of ERISA and the Internal Revenue Code to such potential investor prior to making an investment in us. A benefit plan fiduciary can be personally liable for (a) losses incurred by a benefit plan resulting from a breach of fiduciary duties, (b) a civil penalty, which may be imposed by the U.S. Department of Labor, of as much as 20% of any amount recovered by the benefit plan, and (c) to the extent the benefit plan fiduciary is also a disqualified person within the meaning of Section 4975 of the Internal Revenue Code, prohibited transaction excise taxes. Accordingly, before proceeding with an investment in us, a benefit plan fiduciary, taking into account the facts and circumstances of such benefit plan, should consider any applicable fiduciary standards and any prohibitions imposed against certain transactions under ERISA or the Internal Revenue Code, and the permissibility of such investment under the governing documents of the benefit plan. Thus, taking into consideration the information contained herein, the benefit plan fiduciary should give special attention to (a) the Plan Asset Regulations and the impact of such regulations upon the benefit plan fiduciary’s decision to invest in us, (b) the prudence of an investment in us, and (c) otherwise applicable provisions of ERISA and the Internal Revenue Code, considering all facts and circumstances of the investment which the benefit plan fiduciary knows or should know are relevant to the investment or a series or program of investments of which an investment we are a part.

Our general partner and counsel to the general partner make no representations with respect to whether an investment in us would be a suitable investment within any benefit plan’s particular investment portfolio.

PLAN OF DISTRIBUTION

We or the selling unitholders may offer and sell the securities in any one or more of the following ways:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•

through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through agents on a best-efforts basis;

•	privately negotiated transactions; or

•	otherwise through a combination of any of the above methods or any other method permitted by law.

We, the selling unitholders, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we or the selling unitholders utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we or the selling unitholders utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

Common units and debt securities may also be sold directly by us or the selling unitholders. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly. In addition, a selling unitholder may sell securities covered by this prospectus in private transactions under Rule 144 of the Securities Act rather than pursuant to this prospectus.

If required by applicable law, we will describe in a prospectus supplement the particular terms of the offering of securities, including the specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Locke Lord LLP. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The following financial statements and management’s assessment have been incorporated in this prospectus by reference in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing: (i) the consolidated financial statements of Martin Midstream Partners L.P. and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, and (ii) the consolidated financial statements of Waskom Gas Processing Company and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549-2521. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at www.sec.gov. We also make available free of charge on our website, at www.martinmidstream.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2011 as filed on March 5, 2012;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

•

our current reports on Form 8-K filed on January 13, 2012, January 20, 2012, January 25, 2012, May 8, 2012, May 10, 2012, June 19, 2012, August 21, 2012 and August 21, 2012 (in each case to the extent filed and not furnished); and

•

all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the registration statement (excluding any portions thereof that are deemed to be furnished and not filed).

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.martinmidstream.com, or by writing or calling us at the following address:

Martin Midstream Partners L.P.

4200 Stone Road

Kilgore, Texas 75662

Attention: Robert D. Bondurant

Telephone: (903) 983-6200

3,000,000 Common Units

Martin Midstream Partners L.P.

Representing Limited Partner Interests

PRELIMINARY    PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA MERRILL LYNCH RBC CAPITAL MARKETS WELLS FARGO SECURITIES
DEUTSCHE BANK SECURITIES GOLDMAN, SACHS & CO. MORGAN STANLEY
RAYMOND JAMES

                , 2014